GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
__________

1801 California St., Suite 4200, Denver, CO 80202
(303) 298-5700
www.gibsondunn.com

September 12, 2006

Direct Dial
(303) 298-5775

Fax No.
(303) 313-2840

Mr. Duc Dang
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AeroGrow International, Inc. Amendment No. 1 to Form 8-K Filed May 16, 2006 File number 333-0122930

Dear Mr. Dang:

On behalf of our client AeroGrow International, Inc. (“AeroGrow” or the “Company”), I am writing in response to your letter dated July 13, 2006 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Current Report on Form 8-K filed March 7, 2006, as amended by the Current Report on Form 8-K filed May 16, 2006, for AeroGrow. For your convenience, we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below.

Item 2.01 Completion of Acquisition, page 1

1.
We note the additional disclosure on page three concerning the transactions with Wentworth and the various Keating Securities, LLC related parties. We also note that Keating Securities is in the business of selling shells as part of its larger business of helping private companies become public through reverse mergers. Clarify if Wentworth I, Inc. was part of Keating Securities' inventory of public shells, which it in turn sold to AeroGrow. Also, please clarify if Keating Securities intended to sell the shell before aiding you in your various private placements.

September 12, 2006

Disclosure has been added that Wentworth I, Inc. was one of several similar companies owned, in part, by Keating Securities and various affiliates. Disclosure has been added to clarify when discussions with Keating regarding Wentworth began.

2.
We note your response to comment seven of our letter dated April 12, 2006 that the $350,000 advisory fee was paid for the introduction of Wentworth to AeroGrow and advising Wentworth on the merger. Revise to discuss Keating Securities' assurances as to the complete structure of the transactions to take place before and after the reverse merger. Disclose if Keating Securities will act as a market maker for your securities and/or provide after market support.

Additional disclosure has been added to reflect that there were no specific assurances by Keating Securities as to the completion of the merger or the private placement transactions. Disclosure has also been added that Keating Securities, LLC will act as a market maker because it filed a Form 211 with the NASD for the trading of the common stock of the Company on the OTC Bulletin Board, and disclosure has been added that the Company does not expect that Keating Securities, LLC will provide any other after market support for the common stock of the Company.

3.
From page nine, we note that you have 9,082,885 shares outstanding. We also note that you are registering 7,308,451 shares on a registration statement on Form SB-2. Given the nature and size of the transaction you are attempting to register, advise us of the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

All the shares being registered are for persons that hold their securities because they either invested in the prior private placements by means of a cash investment or because they received the securities as compensation for services rendered. There are three broad classes of investors among the listed selling shareholders: (a) those that invested during 2005 who have now held their investments for between 11 and 14 months, (b) those that have held their investments for almost 6 months, and (c) those that have held their investments for 30 months and 22 months. The Company and certain persons who would be characterized as "Promoters" as defined in Rule 405 under the Securities Act of 1933, agreed that the proposed registration statement not include their shares aggregating 705,514 shares of common stock. Additionally, certain persons that are affiliated with Keating Securities, LLC and Mr. Kevin Keating have agreed that the proposed registration statement will not include their shares aggregating 811,800 shares of common stock.

September 12, 2006

After giving effect to such changes, the number of shares of common stock being registered for resale by the holders thereof represent 2,626,345 shares that are outstanding and 3,857,806 shares underlying various outstanding warrants and convertible debt. On a fully diluted basis, the 6,484,151 shares being registered for resale represent 43% of the Company's 15,087,413 shares (total outstanding common stock, warrants and options at March 31, 2006). If only the outstanding shares are considered, the calculation, based upon outstanding shares at March 31, 2006 would be 2,626,345 shares initially submitted for registration divided by the 9,164,622 shares outstanding at March 31, 2006, or 29%.

Therefore, the Company believes, after review of the various issues with its counsel, that the number of shares being registered and the persons for whom they are being registered comply with Rule 415.

4.
At the bottom of page five, we note the disclosure that KRM Fund will have the right to send a representative to observe board meetings. Considering the number of shares held by the Keating entities and their potential role associated with your securities, please revise to disclose if any such entities will be in possession of non-public information when executing transactions of your securities.

The Company and KRM Fund LLC have agreed that KRM Fund will not continue to have the right to send a representative to observe board meetings. That disclosure has been eliminated from the Form 8-K.

5.
We note your response to comment 18 of our letter dated April 12, 2006 and the additional disclosure on page five that there are "certain positions taken by the SEC in connection with shares issued to persons that may be considered promoters." Please revise to clearly disclose that shares held by former Wentworth shareholders will not be eligible for resale pursuant to Rule 144 and that such shareholders will be deemed underwriters when selling their shares. Also, please review the definition of the term promoter under Rule 405 of Regulation C and disclose if any former Wentworth shareholders "will be deemed promoters."

The disclosure has been revised to clarify that the former Wentworth shareholders are deemed underwriters and unable to rely on Rule 144. In addition, we have determined that certain persons who hold an aggregate of 705,514 shares will be deemed promoters under Rule 405 and will be disclosed accordingly.

Item 3.02 Unregistered Sales of Equity Securities, page 11

6.
We note your response to comment four of our letter dated April 12, 2006. Please clearly disclose how the company complied with Section 3(a)(11) of the Securities Act of 1933 by conducting the intrastate offering in Colorado while being incorporated in Nevada. We may have further comment.

September 12, 2006

The Colorado public offering was initially intended to coordinate with Rule 504 of Regulation D, but was modified mid-offering in an attempt to comply with Section 3(a)11 of the Securities Act and Rule 147, promulgated thereunder. The fact of the Nevada incorporation of the Company was overlooked at the time by Colorado counsel. The mistake was inadvertent. Nonetheless, the Company did not use the SCOR form, but instead prepared a full intrastate prospectus with audited financial information. The investors in the offering were told that Rule 147 required a holding period of nine-months.

The Company proposes to make disclosure of the infirmity of the Colorado offering and the possible rescission rights of the shareholders in the existing risk factor as follows:

To raise working capital, AeroGrow offered common stock and warrants in private transactions that AeroGrow believed to be exempt from registration under the 1933 Act, as amended, and state securities laws. In 2004 AeroGrow also conducted a state registered offering in Colorado of common stock and warrants intended to be exempt from registration under the 1933 Act, as amended, as an intrastate offering. However, because the Company is incorporated in Nevada it did not satisfy all of the requirements for an intrastate offering. This could result in investors or regulators asserting that the Colorado offering and/or the private transactions (if the private transactions were integrated with the Colorado offering) violated the 1933 Act. In the event that one or more investors seeks rescission, with resulting return of investment funds and interest at a market rate, or that state or federal regulators seeks sanctions against AeroGrow or its principals, AeroGrow would spend time and financial resources, including some of the net proceeds of the 2006 Offering, to pay expenses for defense, rescission awards or regulatory sanctions. The use of funds would reduce the capital available to implement its full plan of operation. No assurance can be given regarding the outcome of any such actions.

Such disclosure will be added to the Form 8-K and Form SB-2.

7.
We note the disclosure of the various tranches of securities sold from December 2002 through June 30, 2004. It would appear that all three tranches were part of a single financing plan. Please revise to specifically discuss how you complied with the requirements of Rule 506(b)(2) of Regulation D.

The transactions referred to by the Staff included sales to 102 investors, of which 87 were accredited and 15 were non-accredited investors. To evidence their status, investors provided personal suitability information including representations of their income, net worth and sophistication. The securities issued were restricted and adequate legends and notice of this fact were given. Rule 506(b)(2) limits the number in an offering under the rule to 35 unaccredited purchasers. The Company believes that it complied with Rule 506(b)(2) in these transactions, even if the three tranches are taken in the aggregate. The Company has added disclosure regarding these totals in the Form 8-K.

September 12, 2006

8.	Please revise to provide an analysis of why the Colorado registered offering should not be integrated with your three tranche private placement.

Although the Company has revised the risk factor discussed under comment 6 to disclose the risk of integration, it believes that such offerings should not be integrated. The Company's view is based on the following analysis of the five factor test:

(a) Whether the sales are part of a single plan of financing:

The private placements were conducted pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D, Rule 506 to accredited investors and a limited number of non-accredited investors. These offerings raised capital for general corporate purposes in the initial stage of development of the Company.

The Colorado offering was conducted pursuant to Section 3(b) of the Securities Act and was fully registered in Colorado by qualification. Only Colorado investors were permitted to invest. Shares were subject to restrictions on transfer outside of Colorado for a period of nine months. The funds were used for corporate expansion and product development activities for actual prototype products.

(b) Whether the sales involved issuance of the same class of securities:

Although both offerings included common stock, the accompanying warrants were different both in terms of exercise price and terms. The Colorado offering included two classes of warrants. The strike prices of these warrants were also significantly higher in the Colorado offering than in the private placements.

In addition, the private placement shares are restricted under Rule 144(a)(3), and will remain restricted long after the Colorado shares are available for resale. By contrast, the Manual of Publicly Available Telephone Interpretations (Third Supplemental Interpretations, revised July 2001) answer 40, makes clear that “A Section 3(a)(11) offering is generally considered a public offering. Securities acquired in such an offering are not ‘restricted’ under Rule 144(a)(3).”

(c) Whether the sales have been made at about the same time:

September 12, 2006

The private placements concluded prior to the commencement of the Colorado offering. The final sales in private placement occurred in June 2004 and the first sales under the Colorado offering did not occur until August 2004.

(d) Whether the same types of consideration is received:

Both were offered for cash but the minimum preferred investment was substantially different in each offering. For the private placements, the minimum was $15,000 while there was no minimum for the Colorado offering.

(e) whether the sales are made for the same general purpose:

The private offering was to provide startup funds and funds to determine proof of concept for the Company’s products, while the Colorado offering provided funds for corporate expansion and product development funds for actual prototype products.

9.	In the first paragraph, we do not understand the reference to "this offering" in the first sentence. Please revise to clarify.

The disclosure has been clarified.

10.	Please revise to clearly disclose when the efforts to undertake the private placements that involved Keating Securities began.

Disclosure has been added that the Company engaged Keating Securities on May 27, 2005 as placement agent for the notes offering.

Disclosure has been added that the Company engaged Keating Securities on February 6, 2006 as placement agent for the 2006 private placement.

11.
We note that you relied upon Rule 155(c) of the Securities Act of 1933 in conducting both private placements with the aid of Keating Securities. Please revise to clarify if the disclosure required by Rule 155(c)(4) and (5) was provided to investors in those offerings.

The Form 8-K has been revised to indicate the requirements of Rule 155 (c)(4) and (5) were met.

12.	We note the various grants of securities to employees and consultants. Please revise to discuss how you determined the disclosed "value" of the securities provided to your employees and consultants.

September 12, 2006

The disclosure has been revised to eliminate references to the "value" of the shares and instead indicates the Company's view of the value of the services provided for such shares.

Item 5.01 Changes in Control of Registrant, page 15

13.
We note your response to comment 22 of our letter dated April 12, 2006. Due to his employment on a consulting basis, please revise to clarify if he owes you fiduciary duties similar to those owed by your officers and directors.

The Company has, as of July 24, 2006, entered into an employment agreement with Mr. Seffren individually thereby superseding the agreement with Prometheus Communications Group. The Company has filed an 8-K to disclose this agreement.

Item 8.01 Other Events, page 24

14.
We note the additional disclosure on page 33 responding to comments 35 and 36 of our letter dated April 12, 2006. Please revise to identify your retail launch partners and discuss the role they have in your product launch. Clarify if there are any agreements that control the relationships with you and your partners.

The disclosure has been clarified.

15.	On page 34, please revise to discuss the cost associated with the production of your product so that investors can understand your margins better.

The Company has added additional disclosure regarding its margins.

16.
We note your response to comment 42 of our letter dated April 12, 2006. The patent application number is public and searchable on the United States Patent and Trademark Office's website. If you do not disclose the application number, then investors and the public would not be able to access disclosure that is intended to be public once it is published. Please revise your disclosure accordingly.

The Company has revised the disclosure under the heading “Intellectual Property” to include the patent application number for each patent listed.

17.	Please revise to provide the serial numbers for your trademark applications.

The Company has revised the disclosure under the heading “Intellectual Property” to include the serial number for each trademark listed.

September 12, 2006

18.
We note your response to comment 43 of our letter dated April 12, 2006. Please revise to define your use of the term "substantial" in qualifying the harm that you could incur should the patents not be granted or become public.

The Company has revised the disclosure.

Plan of Operations, page 37

19.
We note your response to comment 51 of our letter dated April 12, 2006 by replacing "estimated market value" with the phrase "estimated fair value." The use of the term still denotes a relationship to your assets and operations. Please revise to substantiate that your shares' fair value at the date it was issued was $5.00.

Throughout this document, you refer to the value of your comment stock when you issue them. It is not clear how this value is determined in light of your operating status when such shares were issued. Please revise to clarify and substantiate.

See the response to comment 12.

Notes to financial statements

Note 1 - General and administrative costs, F-11

20.	It appears to us the beneficial conversion expense ($375,000) and warrant issuance costs ($1,446,200) should be reported as interest expense. Please revise or advise.

The Company agrees with the comment and believes that these amounts do not belong in General and Administrative costs. As to the beneficial conversion feature, the Company will in a revised document reclassify it to Interest Expense as the amount relates to the amortization of the debt discounts on the Company’s convertible debt.

The Company will also break out the Warrant Modification expense in a revised document but not as interest expense. This modification relates to warrants that were principally included as a unit with the Company’s common stock sales and for services in 2002, 2003 and 2004 and represent the change in value of those warrants at the date of their modification. They were modified to extend of time to convert the warrant to shares. These warrants were not issued originally in connection with debt. The Company plans to classify this expense under Other Income (expense) in the revised 2005 Statement of Operations.

Note 6 - Shareholders’ equity, F-21

21.
We read your response to our prior comment 62 of our letter dated April 12, 2006; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Tell us how you determined that that the initial classification of 504,098 warrants issued in 2002 and 2003 as well as other warrants issued in 2004, 2005 and 2006 as equity is appropriate and demonstrate to us how the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met.

September 12, 2006

Warrants issued in the years 2002 through 2004

The Company issued warrants in connection with its stock offerings in the years 2002 to 2004. The outstanding warrants were issued primarily with the Company’s common stock and for services. They can only be converted into common stock of the Company for cash at fixed prices. These 504,098 warrants based on the discussion in paragraph 4 of EITF 00-19 would be exempt from 00-19. They are appropriately classified as equity instruments as they were issued with common stock or services and can only be converted to common stock. However, as you requested the Company reviewed paragraphs 12-32 of EITF 00-19 and concluded that these warrants met none of the criteria. For reference the Company points out that these can be settled in unregistered shares, are for a fixed number of shares, and cannot be net settled. The Company believes its initial classification as equity is in accordance with generally accepted accounting principles and no changes are contemplated to the accounting for these warrants.

Warrants issued in 2005 and 2006

Please see the detailed discussion below in the responses to comments 23 and 25 for the response to remainder of this comment.

22.
Please revise to disclose the material terms of each type of warrants issued. State whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.), registration rights and liquidated damages as appropriate. Please revise to include the warrant and related agreements as Exhibits. We may have further comments upon review of your responses.

The Company has revised the disclosure.

Note 9 - Convertible debentures, F-23

23.
We read your response to our prior comment 64 of our letter dated April 12, 2006; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment. As stated in our prior comments, you issued 300 units consisting of convertible notes and warrants for $3,000,000 and that you have allocated $1,059,480 to the fair value of warrants, which was recorded as an additional discount with a corresponding credit to additional paid in capital. You have agreed with the convertible note and warrant holders to settle the warrants and conversion rights by issuance of shares that are required to be registered and to maintain the effectiveness until the expiration of the warrant or pay liquidated damages. As a result, it appears you will be required to file timely and update the registration statement and deliver a current prospectus at the time such warrants are exercised. Since the events or actions to deliver registered shares are beyond your control, and there appears to be uneconomic penalty provisions, it appears the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 -18 of EITF 00-19. The conversion feature (an embedded derivative) may also need to be bifurcated from the host contract (i.e. the convertible note) and initially accounted for as a derivative (i.e. a liability) at fair value with changes in fair value recorded in earnings. Subsequently, the liabilities should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of EITF 00-19. Accordingly, please revise the financial statements for the applicable periods to reflect the classification of the warrants and the conversion feature as liabilities or demonstrate to us why a revision is not required and cite the accounting literature that supports your accounting.

September 12, 2006

The Company would like to clarify the terms of the operative documents. The convertible notes and the warrants do not require the issuance of registered shares. In fact, the vast majority of the notes have already been converted into unregistered shares. The Company is obligated to file a resale registration and if it fails to do so it will pay limited liquidated damages. As described below, in response to paragraph 16, the Company believes that the liquidated damages should not cause the classification of the imbeded conversion feature and the warrants as liabilities.

The Company appreciates the frustration of the Staff in evaluating the response to the prior comment 64. The determination of whether a financial instrument is a derivative is complex and a difficult evaluation. The Company has reanalyzed the rights of the note and warrant holders and as you suggested the Company reviewed again paragraphs 14 to 18 of EITF 00-19. The analysis is below:

EITF 00-19

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration, statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

September 12, 2006

The Company is not obligated to deliver registered shares and believes this paragraph is not applicable to the evaluation of these financial instruments.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.

The Company does not believe this paragraph is applicable as it relates to the evaluation of these financial instruments.

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

The Company does not believe the liquidated damage provision implicit in the agreement is an uneconomic settlement. It calls for limited damages equal to 24% of the value of the debt or $720,000 (24% times $3.000.0000) payable in shares at $2.00 per share or 375,000 shares. These shares are the only damages. The total shares include the conversion shares (750,000 shares), and the warrant shares (600,000 shares) and the maximum penalty shares of (375,000 shares). This would work out to liquidated damages of 21% of the shares (375,000 /1,725,000 shares). The Company believes this is a reasonable approximation of the difference in values between registered and unregistered shares and should not be considered a penalty for this analysis. When considering the issue the Company has used the maximum damages. It believes that case is remote and the actual liquidated damages will be far less.

September 12, 2006

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.

Based on the agreements among the parties the Company is required to register the shares for resale. If it is unable to maintain effective registration statements then the holders are entitled to a liquidated damages payable in shares. The liquidated damages are limited to 24 months and the penalty shares are subject to the same registration rights as the other shares. The definition of liquidated damages is:

When the parties to a contract agree to the payment of a certain sum as a fixed and agreed upon satisfaction for not doing certain things particularly mentioned in the agreement, the sum is called liquidated damages.

The Company has concluded that since the penalty shares are limited and represent liquidated damages (no further damages are contractually available to the holders) the Company’s obligation is not subject to net cash settlement and the holders of the warrants and debt will have to accept unregistered shares in exchange for the warrant shares and conversion shares, if registration is not possible. The warrants and conversion features are not liabilities as share settlement is within the Company's control.

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.

The Company believes this paragraph is not applicable to the evaluation of these financial instruments.

September 12, 2006

The Company believes the above analysis is responsive to your question and the accounting for the contact as conventional is appropriate and that the value ascribed to the warrants and beneficial conversion feature are properly classified as equity in accordance with generally accepted accounting principles. The Company’s accounting conclusion is based principally on the following, among other documents:

•	Paragraph 11a of SFAS 133,
•	Paragraph 12 of SFAS 133,
•	Paragraph 4 and 7 of EITF 00-19,
•	and the analysis you requested above of paragraphs 14-18 of EITF 00-19.

24.
Considering the comment above relating to the classification of warrants as liabilities and bifurcation of the conversion feature, please revise your accounting for the modification of the terms of the convertible debt as appropriate or tell us why a revision is not required.

The Company has determined that the classification of the warrants and conversion feature are appropriate and therefore believe their accounting policy for the modification is correct.

25.
Please refer to our prior comment 69 of our letter dated April 12, 2006. As stated in our prior comments, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

The Company has reviewed EITF 05-04 and summarized its policy as follows:

Until there is a consensus on EITF 05-04 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 the Company believes these liquidated damages are separate derivatives and should not effect the classification of the other financial instruments in the host contract. Further, based on this accounting policy the limited liquidated damages in the Company’s revised document, will not be characterized as liabilities since such damages, if any would be settled in shares of the Company's common stock. Further, the Company believes this accounting is appropriate until a consensus is reached on EITF 05-04.

The Company will provide a discussion of EITF 05-04 in New Accounting Pronouncements and in the accounting policy related to the accounting for these notes and related financial instruments in a revised document.

September 12, 2006

Form 10-KSB for the transition period ended March 31, 2006, filed July 6, 2006

Note 2 - Merger and private placement, F-11

26.
We note your revised disclosures in response to our prior comment 67 of our letter dated April 12, 2006. However, you have not demonstrated to us how the equity classification of the warrants included in the 2,148,000 Units is appropriate. Accordingly, we are reissuing our comments. As a result of the registration rights granted to the unit holders, it appears you will be required to file timely and update the registration statement and deliver a current prospectus at the time such warrants included in the units are exercised or pay liquidated damages. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Since the events or actions to deliver registered shares are beyond your control, and there appears to be uneconomic penalty provisions, it appears that the warrants should have been initially measured at fair value and classified as a liability in accordance with paragraphs 14 -18 of EITF 00-19 and marked to fair value each period through the income statement. Accordingly, please revise the financial statements to reflect the classification of the warrants included in the units as liabilities or demonstrate to us why a revision is not required and cite the accounting literature that supports your accounting. We may have further comments upon review of your response.

The Company would like to clarify the terms of the operative documents. The warrants do not require the issuance of registered shares. The Company is obligated to file a resale registration and if it fails to do so it will pay limited liquidated damages. As described below, in response to paragraph 16, the Company believes that the liquidated damages should not cause the classification of these warrants as liabilities.

The Company appreciates the frustration of the Staff in evaluating the response to the prior comment 67. The determination of whether a financial instrument is a derivative is complex and a difficult evaluation. The Company has reanalyzed the rights of and warrant holders and as you suggested we reviewed again paragraphs 14 to 18 of EITF 00-19. The analysis is below:

EITF 00-19

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration, statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

September 12, 2006

The Company is not obligated to deliver registered shares and believes this paragraph is not applicable to the evaluation of these financial instruments.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net -cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.

The Company does not believe this paragraph is applicable as it relates to the evaluation of these financial instruments.

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

The Company does not believe the liquidated damages provision in the agreement is an uneconomic settlement. It calls for limited damages equal to 18% of the value of the units sold or $ 1,933.200 (18% times $10,740,000) payable in shares at $2.00 per share or 966,600 shares. The penalty shares are the total damages. The shares issued or issuable at the outset of the contract include the warrant shares (2,148,000 shares), the common shares (2,148,000 shares), and the maximum penalty shares of (966,600 shares). This would work out to liquidated damages of 18% of the shares (966,600/5,262,000 shares). The Company believes this discount is a reasonable approximation of the difference in values between registered and unregistered shares and should not be considered a penalty for this analysis. When considering the issue the Company has used the maximum damages. The Company believes that case is remote and the actual damages will be less. Although certain penalties suspension penalties are payable in cash, these damages are less likely than the other penalties paid in shares. These damages whether paid in stock or cash are limited as described above.

September 12, 2006

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.

Based on the agreements among the parties the Company is required to register the shares for resale. If it is unable to maintain effective registration statements then the holders are entitled to a liquidated damages payable in shares. The liquidated damages are limited to 18 months and the penalty shares are subject to same registration rights as the other shares. The definition of liquidated damages is:

When the parties to a contract agree to the payment of a certain sum as a fixed and agreed upon satisfaction for not doing certain things particularly mentioned in the agreement, the sum is called liquidated damages.

The Company has concluded that since the liquidated damages are limited and represent liquidated damages (no further damages are contractually available to the holders) the Company’s obligation is not subject to net cash settlement and the holder of the warrants and debt will have to accept unregistered shares in exchange for the warrant shares and conversion shares, if registration is not possible. The warrants are not liabilities as share settlement is within the Company's control.

September 12, 2006

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.

The Company believes this paragraph is not applicable to the evaluation of these Warrants.

The Company believes the above analysis is responsive to your question and the Company believes the accounting for the warrants is appropriate and that the warrants are properly classified as equity in accordance with generally accepted accounting principles. The Company’s accounting conclusion is based principally on the following, among other documents:

•	Paragraph 11a of SFAS 133,
•	Paragraph 12 of SFAS 133,
•	Paragraph 4 and 7 of EITF 00-19,
•	and the analysis you requested above of paragraphs 14-18 of EITF 00-19.

27.
Please refer to our prior comment 68 of our letter dated April 12, 2006. As stated in our prior comments, please disclose the methodology you used in determining the fair value (e.g. Black Scholes, etc.) of the warrants issued. Disclose the assumptions utilized within the model including a brief discussion on how the assumptions were determined.

As the warrants specifically addressed in comment 68 of the Staff’s letter dated April 12, 2006 were classified as equity (see the discussion in Comment 26 above), no fair value allocation of the proceeds of the warrants from the common stock was deemed necessary and therefore no specific calculation was applied in determining fair value. As matter of policy however, for all warrants and options granted between July 2004 and December 2005 the Company utilized the Black-Scholes methodology for determining fair value of its warrants or options applying a fair value based upon the $5.00 price per share paid in the Colorado Offering, a volatility factor of 129.67, derived from an analysis of similar companies with regard to business sector and size, as well as the appropriate exercise price and expected life and a risk free interest rate of 5%.

In addition, the Company acknowledges the Staff’s comment that it is responsible for the accuracy and adequacy of the disclosures made. The Company formally acknowledges that:

September 12, 2006

The adequacy and accuracy of the disclosure in the filing is the responsibility of AeroGrow. AeroGrow acknowledges that staff comment or changes in response to staff comment in proposed disclosure in its filings do not foreclose the Commission from taking any action with respect to the filings. AeroGrow also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s Chief Financial Officer, Mitch Rubin at (303) 444-7755, Steve Talley of Gibson, Dunn & Crutcher LLP at (303) 298-5757 or Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887-3646 with any further questions or comments.

Very truly yours, /s/ Steven K. Talley